Exhibit 99.1

NOMAD FOODS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE PERIODS ENDED SEPTEMBER 30, 2016

FELTHAM, England, November 29, 2016 /PRNewswire/ — Nomad Foods Limited (“Nomad Foods” or the “Company”) (NYSE: NOMD), today issues the following trading update for the three and nine month periods ended September 30, 2016.

Nomad Foods is presenting consolidated operating results and financial information for the three and nine months ended September 30, 2016.

Highlights for the three months ended September 30, 2016

•	Revenue for the three months ended September 30, 2016 was €439.5 million, resulting in a €3.6 million profit after tax, which includes exceptional items and share based payment charges of €34.3 million.

•	For the three months ended September 30, 2015, revenue was €315.5 million, resulting in a profit after tax of €6.3 million, which includes exceptional items of €16.9m.

•	For the three months ended September 30, 2016, earnings per share was €0.02 compared to an earnings per share of €0.04 in the three months ended September 30, 2015.

•	EBITDA, which includes exceptional items and share based payment charges, was €50.8 million for the three months ended September 30, 2016 compared to an EBITDA of €44.6 million for the three months ended September 30, 2015.

Highlights for the nine months ended September 30, 2016

•	Revenue for the nine months ended September 30, 2016 was €1,442.5 million, resulting in a €38.5 million profit after tax, which includes exceptional items and share based payment charges of €113.1 million.

•	For the nine months ended September 30, 2015, revenue was €418.3 million, resulting in a loss after tax of €534.7 million, primarily resulting from exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €492.6 million.

•	For the nine months ended September 30, 2016, earnings per share was €0.21 compared to a loss per share of €5.17 in the nine months ended September 30, 2015.

•	EBITDA, which includes exceptional items and share based payment charges, was €149.7 million for the nine months ended September 30, 2016 compared to an EBITDA loss of €478.9 million for the nine months ended September 30, 2015, primarily from the exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €492.6 million.

As Adjusted and Pro Forma As Adjusted Results

Financial information highlights for the three months ended September 30, 2016

Nomad Foods is presenting As Adjusted financial information for the three months ended September 30, 2016. As Adjusted financial information for the three months ended September 30, 2016 reflects the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information for the three months ended September 30, 2015. Pro Forma As Adjusted financial information for the three months ended September 30, 2015 includes the reported results of Nomad Foods for such period, which includes the consolidated carve out results of Findus Sverige AB and its subsidiaries (the “Findus Group”) for the three months ended September 30, 2015. The Pro Forma As Adjusted results for the three months ended September 30, 2015 have been normalised for transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

Please see on pages 9 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the most directly comparable IFRS measure.

€ in millions, except per share data	As adjusted for the three months ended September 30, 2016	Pro Forma as Adjusted for the three months ended September 30, 2015	Difference	%
Revenue	439.5	472.1	(32.6)	(6.9)%
Gross profit	128.0	139.7	(11.7)	(8.4)%
Gross profit margin	29.1%	29.6%	(0.5)%	(1.7)%
Adjusted EBITDA	85.1	82.0	3.1	3.8%
Adjusted EBITDA margin	19.4%	17.4%	2.0%	11.5%
Adjusted profit for the period	41.2	37.8	3.4	9.0%
Adjusted basic and diluted earnings per share	€0.22	€0.21	€0.01	4.8%

•	Revenue was down €32.6 million or 6.9%, year-on-year. Adjusting for currency impacts and the exit from Russia, the like-for-like decline was 3.3% - an improvement on the rate of decline in the first half of 2016. As has been the case in the past few quarters, the decline in sales was driven by the Group’s three largest markets, namely the UK, Italy and to a lesser extent Germany, although each of these markets again showed reduced rates of decline year-on-year compared to the prior quarter. The Group also saw a drop in sales in France as retailers destocked Iglo product ahead of ordering the new Findus branded SKUs.

•	Gross Profit declined €11.7 million driven primarily by lower sales volumes.

•	Gross Margin declined by 0.5%, driven by the impact of the lower harvest levels.

•	A&P investment was €1.7m lower as the Group held back investment over July and August, increasing in September as we upweight spend for the remainder of the year.

•	Indirect costs were €14.3 million lower year-on-year due to the releases of the year to date accruals related to the Group’s annual bonus scheme, synergy realisation and the benefits from the Group’s lean reorganisation programme.

•	Resulting Q3 2016 As Adjusted EBITDA was €85.1 million, representing 19.4% of revenues.

•	Adjusted earnings per Share increased by 1 Euro cent year-on-year due to the increase in Adjusted profit for the period.

Financial information highlights for the nine months ended September 30, 2016

Nomad Foods is presenting As Adjusted financial information for the nine months ended September 30, 2016. As Adjusted financial information for the nine months ended September 30, 2016 reflects the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information for the nine months ended September 30, 2015. Pro Forma As Adjusted financial information for the nine months ended September 30, 2015 includes the reported results of Nomad Foods for such period, which includes the results of the Iglo Group from June 1, 2015 and (i) the reported results of the Iglo Group for the five months ended May 31, 2015; and (ii) the consolidated carve out results of the Findus Group for the nine months ended September 30, 2015. The Pro Forma As Adjusted results for the nine months ended September 30, 2015 have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

Please see on pages 9 to 16, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the most directly comparable IFRS financial measure.

€ in millions, except per share data	As adjusted for the nine months ended September 30, 2016	Pro Forma as Adjusted for the nine months ended September 30, 2015	Difference	%
Revenue	1,442.5	1,530.9	(88.4)	(5.8)%
Gross profit	435.1	466.8	(31.7)	(6.8)%
Gross profit margin	30.2%	30.5%	(0.3)%	(1.0)%
Adjusted EBITDA	262.8	260.5	2.3	0.9%
Adjusted EBITDA margin	18.2%	17.0%	1.2%	7.1%
Adjusted profit for the period	131.3	127.6	3.7	2.9%
Adjusted basic and diluted earnings per share	€0.72	€0.71	€0.01	1.4%

•	Revenue was down €88.4 million or 5.8%, year-on-year. Adjusting for currency impacts, the exit from Russia, an additional trading day in Q1 2016 due to the leap year and the business acquisition of La Cocinera in Spain, the like-for-like decline was 4.5%. As has been the case in the past few quarters, the decline in sales was driven by the Group’s three largest markets, namely the UK, Italy and Germany, although each of these markets showed a reduced rate of decline year-on-year compared to the second half of 2015.

•	Gross Profit declined €31.7 million driven primarily by lower sales volumes.

•	Gross Margin declined by 0.3%, driven by an adverse mix, the impact of the lower harvest volumes and the dilutive effect of the La Cocinera acquisition, partly offset by pricing year-on-year, improved trade terms management and a reduction in input costs.

•	A&P investment was €16.8m lower as the Group re-phased advertising spend to align with the anticipated launch of the new advertising in the final four months of the year.

•	Indirect costs were €18.0 million lower year-on-year due to synergy realisation, the benefits from the Group’s lean reorganisation programme and the year on year impact of accruing for the Group’s bonus scheme last year.

•	Resulting YTD 2016 As Adjusted EBITDA was €262.8m, representing 18.2% of revenues.

•	As Adjusted Earnings per Share increased by 1 Euro Cent in the period driven by the increase in Adjusted Profit.

Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “We have made further progress on implementing our strategy and are encouraged by the early results of our “must win battles”. There is still much to do and we continue to remain focussed on our key objectives for the year and beyond: firstly, to stabilise the top-line and secondly to deliver the predicted synergies.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We are pleased with our progress on all fronts. Results from our “Must Win Battles” strategy are promising, with positive feedback from both retailers and our consumers. Meanwhile, we also remain focused on our broader strategy, as we seek to build long-term value for all of our stakeholders.”

Appointment of New Director

Nomad Foods is also announcing today that, effective November 30, 2016, the Board of Directors will be increased from 10 to 11 directors and that Simon White will join the Board to fill the additional director position created by the expansion. Until 2014, Mr. White was Chief Operating Officer of Man Group PLC where he was a member of the Executive Committee. Prior to GLG’s merger with Man in 2010, Mr. White served as Chief Operating Officer of GLG Partners Inc. from its inception and was also Chief Financial Officer until mid-2008. From 1993 to 2000 he worked at Lehman Brothers in a number of different roles. Since 2014, Mr. White has been involved in leadership roles in a range of early stage businesses with a special focus on FinTech.

Conference Call

A conference call with members of the executive management team will be held to discuss the results with additional comments and details.

The conference call is scheduled to begin at 8:30 AM Eastern Standard Time on Tuesday, November 29, 2016. To participate on the live call listeners in North America may dial 888-461-2031 and international listeners may dial 719-325-2441.

Additionally, there will be a presentation to accompany the conference call and the call is being webcast and both can be accessed at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing 877-870-5176 and by international listeners by dialing 858-384-5517; the replay pin number is 5715026.

As Adjusted and Pro Forma As Adjusted Financial Information

As Adjusted financial information presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gain. Pro Forma As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods and assumes full period contribution of the Iglo Group and the Findus Group for the period presented. The Pro Forma As Adjusted financial information has been prepared to reflect the acquisition of both the Iglo Group and the Findus Group and the changes in the financing structure associated with the acquisition of both Groups. As Adjusted and Pro Forma As Adjusted financial information should be read in conjunction with the audited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Iglo Group and the Findus Group previously filed with the SEC.

The As Adjusted financial information and Pro Forma adjustments presented herein are based upon certain assumptions that Nomad Foods believes to be reasonable. As Adjusted and Pro Forma As Adjusted financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition of the Iglo Group or the Findus Group occurred on an earlier date, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined group will experience. Consequently, you are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a consolidated company.

The Pro Forma As Adjusted financial information was not prepared in accordance with the SEC’s rules and standards relating to pro forma financial information and does not reflect the cost of any integration or benefits from the acquisition of the Iglo Group and Findus Group that may be derived in the future.

Non-IFRS Financial Measures

Nomad Foods also utilizes certain additional key performance indicators described below including EBITDA, As Adjusted EBITDA, As Adjusted EBITDA margin, As Adjusted operating profit, As Adjusted profit/(loss) before tax, As Adjusted profit/(loss) for the period, As Adjusted basic and diluted earnings per share, revenue adjusted for certain items, Pro Forma As Adjusted financial information and As Adjusted operating cash flow before tax. Nomad Foods believe these non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results.

EBITDA is Profit/loss before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. Pro Forma As Adjusted EBITDA is As Adjusted EBITDA further adjusted to add the results of the Iglo Group and Findus Group to the reported results of Nomad Foods for periods when the Iglo Group and the Findus Group, respectively, were not owned by Nomad Foods.

We believe our Non-IFRS financial measures are useful indicators and can assist securities analysts, investors and other parties to perform their own evaluations. Accordingly, the information has been disclosed to permit a more complete and comprehensive analysis of our operating performance. EBITDA and other non-IFRS financial measures are used by different companies for different purposes and are often calculated in ways that reflect the individual needs and circumstances of these companies. You should exercise caution in comparing the Non-IFRS financial measures with similarly titled measures of other companies.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Nomad Foods Limited As Reported

Statements of Profit or Loss (unaudited)

Three months ended September 30, 2016 and September 30, 2015

	Three months ended September 30, 2016 € millions	Three months ended September 30, 2015 € millions
Revenue	439.5	315.5
Cost of sales	(311.5)	(215.1)

Gross profit	128.0	100.4
Other operating expenses	(56.1)	(47.1)
Exceptional items	(34.1)	(16.9)

Operating profit	37.8	36.4
Finance income	5.6	0.6
Finance costs	(21.9)	(26.1)

Net financing costs	(16.3)	(25.5)

Profit before tax	21.5	10.9
Taxation	(17.9)	(4.6)

Profit for the period attributable to Parent Company	3.6	6.3

Basic earnings per share
Profit for the period in € millions	3.6	6.3
Weighted average shares outstanding	183,584,907	168,837,751
Basic earnings per share in €	0.02	0.04

Diluted earnings per share
Profit for the period in € millions	3.6	6.3
Weighted average shares outstanding	183,601,319	168,837,751
Diluted earnings per share in €	0.02	0.04

Nomad Foods Limited As Reported

Statements of Profit or Loss (unaudited)

Nine months ended September 30, 2016 and September 30, 2015

	Nine months ended September 30, 2016 € millions	Nine months ended September 30, 2015 € millions
Revenue	1,442.5	418.3
Cost of sales	(1,007.4)	(311.0)

Gross profit	435.1	107.3
Other operating expenses	(210.9)	(66.5)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	(492.2)
Exceptional items	(112.3)	(38.4)

Operating profit/(loss)	111.9	(489.8)
Finance income	24.8	1.5
Finance costs	(64.7)	(41.1)

Net financing costs	(39.9)	(39.6)

Profit/(loss) before tax	72.0	(529.4)
Taxation	(33.5)	(5.3)

Profit/(loss) for the period attributable to Parent Company	38.5	(534.7)

Basic earnings/(loss) per share
Profit/(loss) for the period in € millions	38.5	(534.7)
Weighted average shares outstanding	183,426,028	103,369,294
Basic earnings/(loss) per share in €	0.21	(5.17)

Diluted earnings/(loss) per share
Profit/(loss) for the period in € millions	38.5	(534.7)
Weighted average shares outstanding	183,434,541	103,369,294
Diluted earnings/(loss) per share in €	0.21	(5.17)

Nomad Foods Limited As Reported

Statements of Financial Position

As at September 30, 2016 (unaudited) and December 31, 2015 (audited)

	As at September 30, 2016 € millions	As at December 31, 2015 € millions
Non-current assets
Goodwill	1,745.6	1,676.8
Intangibles	1,725.4	1,729.6
Property, plant and equipment	292.9	318.2
Other receivables	0.3	—
Deferred tax assets	60.2	60.6

Total non-current assets	3,824.4	3,785.2

Current assets
Cash and cash equivalents	271.0	618.7
Inventories	329.4	319.6
Trade and other receivables	120.4	118.7
Indemnification assets	85.2	77.8
Capitalized borrowing costs	5.0	5.0
Derivative financial instruments	5.6	4.7

Total current assets	816.6	1,144.5

Total assets	4,641.0	4,929.7

Current liabilities
Bank overdrafts	2.2	432.6
Derivative financial instruments	1.6	1.4
Current tax payable	128.0	97.7
Trade and other payables	410.0	422.3
Provisions	120.4	86.7

Total current liabilities	662.2	1,040.7

Non-current liabilities
Loans and borrowings	1,447.6	1,491.1
Employee benefits	212.7	168.9
Trade and other payables	1.1	1.6
Provisions	78.2	—
Deferred tax liabilities	344.8	339.3

Total non-current liabilities	2,084.4	2,000.9

Total liabilities	2,746.6	3,041.6

Net assets	1,894.4	1,888.1

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,800.7	1,762.4
Share based compensation reserve	0.6	0.1
Founder Preferred Share Dividend reserve	493.4	531.5
Translation reserve	80.7	84.5
Cash flow hedging reserve	3.2	1.1
Accumulated deficit	(484.2)	(491.5)

Total equity	1,894.4	1,888.1

Nomad Foods Limited As Reported

Statements of Cash Flows (unaudited)

For the nine months ended September 30, 2016 and the nine months ended September 30, 2015

	For the nine months ended September 30, 2016 € millions	For the nine months ended September 30, 2015 € millions
Cash flows from operating activities
Profit/(loss) for the period	38.5	(534.7)
Reconciliation of profit/(loss) to net cash provided by operating activities:
Exceptional items	112.3	38.4
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount and Warranty Redemption Amount	—	492.2
Non-cash fair value purchase price adjustment of inventory	—	26.0
Share based payment expense	0.8	—
Depreciation and amortization	37.8	10.9
Loss on disposal of property, plant and equipment	0.4	—
Finance costs	64.7	41.1
Finance income	(24.8)	(1.5)
Taxation	33.5	5.3

Operating cash flow before changes in working capital, provisions and exceptional items	263.2	77.7
Increase in inventories	(25.0)	(53.7)
(Increase)/decrease in trade and other receivables	(9.9)	32.4
Increase in trade and other payables	6.6	12.4
Decrease in employee benefits and other provisions	(2.5)	(0.6)

Cash generated from operations before tax and exceptional items	232.4	68.2
Cash flows relating to exceptional items	(40.7)	(73.4)
Tax paid	(7.7)	(4.3)

Net cash generated from/(used in) operating activities	184.0	(9.5)

Cash flows from investing activities
Purchase of Iglo, net of cash acquired	—	(689.0)
Contingent consideration for purchase of Frudesa brand	(8.0)	—
Purchase of property, plant and equipment	(17.7)	(7.7)
Purchase of intangibles	(0.5)	(0.2)
Purchase of portfolio investments	—	(320.6)
Redemption of portfolio investments	—	178.3

Net cash used in investing activities	(26.2)	(839.2)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	—	1,297.9
Repayment of loan principal	—	(490.0)
Net payment of finance leases	(0.6)	—
Loss on settlement of derivatives	(3.4)	—
Payment of financing fees	—	(5.4)
Interest paid	(53.2)	(24.4)
Interest received	8.4	0.7

Net cash (used in)/generated from financing activities	(48.8)	778.8

Net increase/(decrease) in cash and cash equivalents	109.0	(69.9)

Cash and cash equivalents at beginning of period	186.1	402.2
Effect of exchange rate fluctuations	(26.3)	49.2

Cash and cash equivalents at end of period(a)	268.8	381.5

(a)	Cash and cash equivalents comprise cash at bank of €271.0 million less bank overdrafts of €2.2 million (September 30, 2015: cash at bank of €842.6 million less bank overdrafts of €461.1 million).

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the three months ended September 30, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statements of Profit or Loss (unaudited)

Three Months Ended September 30, 2016

€ in millions, except per share data	As reported for the three months ended September 30, 2016	Adjustments			As Adjusted for the three months ended September 30, 2016
Revenue	439.5	—			439.5
Cost of sales	(311.5)	—			(311.5)

Gross profit	128.0	—			128.0
Other operating expenses	(56.1)	0.2	(a	)	(55.9)
Exceptional items	(34.1)	34.1	(b	)	—

Operating profit	37.8	34.3			72.1
Finance income	5.6	(4.0)			1.6
Finance costs	(21.9)	1.2			(20.7)

Net financing costs	(16.3)	(2.8)	(c	)	(19.1)

Profit before tax	21.5	31.5			53.0
Taxation	(17.9)	6.1	(d	)	(11.8)

Profit for the period	3.6	37.6			41.2

Weighted average shares outstanding - basic(e)	183,584,907				183,584,907
Basic (loss)/earnings per share	0.02				0.22
Weighted average shares outstanding – diluted(e)	183,601,319				183,601,319
Diluted (loss)/earnings per share	0.02				0.22

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) three months ended September 30, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate (€4.0) million of non-cash foreign exchange translation gains and €1.2 million foreign exchange loss on derivatives.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2016 Non-Executive Directors Restricted Stock Awards.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the three months ended September 30, 2016 to the reported results of Nomad Foods for such period.

EBITDA and As Adjusted EBITDA (unaudited)

Three Months Ended September 30, 2016

€ in millions	As reported for the three months ended September 30, 2016
Profit before tax	21.5
Net financing costs	16.3
Depreciation	11.3
Amortization	1.7

EBITDA	50.8

Exceptional items:
Transactions related costs	1.3	(a	)
Cisterna fire costs	0.1	(b	)
Investigation of strategic opportunities	1.8	(c	)
Supply chain reconfiguration	35.2	(d	)
Other restructuring costs	0.8	(e	)
Integration costs	12.5	(f	)
Remeasurement of indemnification assets	(17.6)	(g	)

Other Adjustments:
Share based payment charge	0.2	(h	)

As Adjusted EBITDA(i)	85.1

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(e)	Elimination of other restructuring costs associated with operating locations.
(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(g)	Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at September 30, 2016.
(h)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan and the 2016 Non-Executive Directors Restricted Stock Award.
(i)	As Adjusted EBITDA margin 19.4% for the three months ended September 30, 2016 is calculated by dividing As Adjusted EBITDA by As Adjusted revenue of €439.5 million per page 10.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended September 30, 2015 to the reported results of Nomad Foods for such period.

Pro Forma As Adjusted Statements of Profit or Loss (unaudited)

Three Months Ended September 30, 2015

€ in millions, except per share data	As reported for the three months ended September 30, 2015	Add Findus Group unaudited results for the three months ended September 30, 2015	Combined	Adjustments			Pro Forma As Adjusted for the three months ended September 30, 2015
Revenue	315.5	168.0	483.5	(11.4)	(a	)	472.1
Cost of sales	(215.1)	(132.4)	(347.5)	15.1	(b	)	(332.4)

Gross profit	100.4	35.6	136.0	3.7			139.7
Other operating expenses	(47.1)	(23.4)	(70.5)	(1.4)	(c	)	(71.9)
Exceptional items	(16.9)	(9.6)	(26.5)	26.5	(d	)	—

Operating (loss)/profit	36.4	2.6	39.0	28.8			67.8
Finance income	0.6	0.7	1.3	0.3			1.6
Finance costs	(26.1)	(4.9)	(31.0)	10.6			(20.4)

Net financing costs	(25.5)	(4.2)	(29.7)	10.9	(e	)	(18.8)

Profit/(loss) before tax	10.9	(1.6)	9.3	39.7			49.0
Taxation	(4.6)	(1.2)	(5.8)	(5.4)	(f	)	(11.2)

Profit/(loss) for the period	6.3	(2.8)	3.5	34.3			37.8

Weighted average shares outstanding – basic and diluted(g)	168,837,751						179,931,796
Basic and diluted earnings per share	0.04						0.21

(a)	Adjustments to (i) increase revenue by €1.1 million for the differential in trading days between year-on-year periods, (ii) eliminate a (€12.0) million credit from intercompany trade between the Findus Group and Iglo Group for the three months ended September 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad Foods policies to reclassify (€0.5) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(b)	Adjustments to (i) increase cost of sales by €0.8 million for the differential in trading days between year-on-year periods; (ii) increase depreciation expense by €0.1 million net to reflect the Iglo and Findus PPA adjustments to the fair value of property, plant and equipment, (iii) eliminate €12.0 million of intercompany trade between the Findus Group and Iglo Group for the three months ended September 30, 2015 and (iv) reverse a €2.2 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€0.6) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) eliminate a (€1.0) million Findus prior ownership corporate credit; and (iii) reflect accounting policy alignment between the Findus Group and Nomad Foods policies to reclassify €0.5 million of advertising and promotion expenses to revenue and increasing expense by (€0.3) million, net, relating to the capitalization of new product development costs of (€0.7) million and related amortization of €0.4 million.
(d)	Adjustment to add back exceptional items, which management believes are not representative of the Company’s operations. See table ‘Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended September 30, 2015’ for a detailed list of exceptional items.
(e)	Adjustment of €6.6 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and to eliminate €4.3 million of non-cash foreign exchange translation charges.
(f)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(g)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles Pro Forma EBITDA and Pro Forma As Adjusted EBITDA for the three months ended September 30, 2015 to the reported results of Nomad Foods for such period.

Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended September 30, 2015

€ in millions	As reported for the three months ended September 30, 2015	Add Findus Group unaudited results for the three months ended September 30, 2015			Pro Forma As Adjusted for the three months ended September 30, 2015
Profit/(loss) before tax	10.9	(1.6)			9.3
Net financing costs	25.5	4.2			29.7
Depreciation	7.7	5.8			13.5
Amortization	0.5	0.1			0.6

EBITDA	44.6	8.5			53.1

Exceptional items:
Transaction related costs	8.5	5.8	(a	)	14.3
Costs related to management incentive plans	1.5	—	(b	)	1.5
Investigation of strategic opportunities	2.7	—	(c	)	2.7
Cisterna fire net costs	3.6	—	(d	)	3.6
Restructuring costs	0.6	1.9	(e	)	2.5
Gain on purchase of La Cocinera	—	(1.7)	(f	)	(1.7)
Other costs	—	3.6	(g	)	3.6

Other Adjustments:
Iglo(h)					4.1
Findus(i)					(1.7)

Pro Forma As Adjusted EBITDA(j)					82.0

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Adjustment to add back strategic review costs incurred at Iglo Group under prior ownership which are considered non-recurring.
(d)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(e)	Add back of restructuring costs in the German factories plus €1.9 million incurred by the Findus Group in relation to various countries.
(f)	Adjustment to eliminate bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera in the three months ended September 30, 2015.
(g)	Adjustments to eliminate costs recognized by Findus in the three months ended September 30, 2015 and before the acquisition by Nomad, including a €3.2 million non-cash impairment of brands and €0.4 million one-time emission permit penalties.
(h)	Adjustments to (i) increase EBITDA by €1.9 million for the differential in trading days between year-on-year periods, (ii) eliminate a €2.2 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(i)	Adjustments to reflect accounting policy alignments between Findus Group and Nomad Foods policies; specifically expensing (€0.7) million of capitalized new product development costs and internal labor costs and eliminating a (€1.0) million prior ownership corporate charge.
(j)	Pro Forma As Adjusted EBITDA margin 17.4% for the three months ended September 30, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by Pro Forma As Adjusted revenue of €472.1 million per page 11.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the nine months ended September 30, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statements of Profit or Loss (unaudited)

Nine Months Ended September 30, 2016

€ in millions, except per share data	As reported for the nine months ended September 30, 2016	Adjustments			As Adjusted for the nine months ended September 30, 2016
Revenue	1,442.5	—			1,442.5
Cost of sales	(1,007.4)	—			(1,007.4)

Gross profit	435.1	—			435.1
Other operating expenses	(210.9)	0.8	(a	)	(210.1)
Exceptional items	(112.3)	112.3	(b	)	—

Operating profit	111.9	113.1			225.0
Finance income	24.8	(18.5)			6.3
Finance costs	(64.7)	3.4			(61.3)

Net financing costs	(39.9)	(15.1)	(c	)	(55.0)

Profit before tax	72.0	98.0			170.0
Taxation	(33.5)	(5.2)	(d	)	(38.7)

Profit for the period	38.5	92.8			131.3

Weighted average shares outstanding - basic(e)	183,426,028				183,426,028
Basic earnings per share	0.21				0.72

Weighted average shares outstanding - diluted(f)	183,434,541				183,434,541
Diluted earnings per share	0.21				0.72

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) nine months ended September 30, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate (€18.5) million of non-cash foreign exchange translation gains and €3.4 million foreign exchange loss on derivatives.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Basic weighted average shares outstanding includes shares issued as a dividend against Founder Preferred Shares in January 2016 and 2015 Non-Executive Restricted Stock Award shares issued in July 2016.
(f)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2016 Non-Executive Restricted Stock Award.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the nine months ended September 30, 2016 to the reported results of Nomad Foods for such period:

EBITDA and As Adjusted EBITDA (unaudited)

Nine Months Ended September 30, 2016

€ in millions	As reported for the nine months ended September 30, 2016
Profit before tax	72.0
Net financing costs	39.9
Depreciation	32.8
Amortization	5.0

EBITDA	149.7

Exceptional items:
Transaction related costs	3.0	(a	)
Costs related to management incentive plans	1.9	(b	)
Investigation of strategic opportunities	7.2	(c	)
Cisterna fire costs	0.4	(d	)
Supply chain reconfiguration	74.9	(e	)
Other restructuring costs	(0.1)	(f	)
Integration costs	25.0	(g	)

Other Adjustments:
Share based payment charge	0.8	(h	)

As Adjusted EBITDA(i)	262.8

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Adjustment to add back incremental costs incurred as a result of an August 2014 fire in the Iglo Group’s Italian production facility.
(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(f)	Elimination of other restructuring costs associated with operating locations.
(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(h)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan and annual Non-Executive Directors Restricted Stock Awards.
(i)	As Adjusted EBITDA margin 18.2% for the nine months ended September 30, 2016 is calculated by dividing As Adjusted EBITDA by As Adjusted revenue of €1,442.5 million per page 13.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the nine months ended September 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Statements of Profit or Loss (unaudited)

Nine Months Ended September 30, 2015

€ in millions, except per share data	As reported for the nine months ended September 30, 2015	Add Iglo Group unaudited results for the five months ended May 31, 2015	Add Findus Group unaudited results for the nine months ended September 30, 2015	Combined	Adjustments			Pro Forma As Adjusted for the nine months ended September 30, 2015
Revenue	418.3	640.3	478.3	1,536.9	(6.0)	(a	)	1,530.9
Cost of sales	(311.0)	(417.9)	(372.9)	(1,101.8)	37.7	(b	)	(1,064.1)

Gross profit	107.3	222.4	105.4	435.1	31.7			466.8
Other operating expenses	(66.5)	(109.5)	(70.6)	(246.6)	1.7	(c	)	(244.9)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(492.2)	—	—	(492.2)	492.2	(d	)	—
Exceptional items	(38.4)	(84.3)	(8.4)	(131.1)	131.1	(e	)	—

Operating (loss)/profit	(489.8)	28.6	26.4	(434.8)	656.7			221.9
Finance income	1.5	2.0	4.0	7.5	(2.7)			4.8
Finance costs	(41.1)	(117.7)	(18.7)	(177.5)	116.3			(61.2)

Net financing costs	(39.6)	(115.7)	(14.7)	(170.0)	113.6	(f	)	(56.4)

(Loss)/profit before tax	(529.4)	(87.1)	11.7	(604.8)	770.3			165.5
Taxation	(5.3)	(40.9)	(5.0)	(51.2)	13.3	(g	)	(37.9)

(Loss)/profit for the period	(534.7)	(128.0)	6.7	(656.0)	783.6			127.6

Weighted average shares outstanding – basic and diluted(h)	103,369,294							179,522,445

Basic and diluted (loss)/earnings per share	(5.17)							0.71

(a)	Adjustments to (i) increase revenue by €7.7 million for the differential in trading days between year-on-year periods, (ii) eliminate (€12.4) million of intercompany trade between the Findus Group and Iglo Group for the nine months ended September 30, 2015 and (iii) reflect accounting policy alignment between Findus Group and Nomad Food policies to reclassify (€1.3) million of advertising and promotion expenses from other operating expenses for the Findus Group nine month period.
(b)	Adjustments to (i) increase cost of sales by (€3.4) million for the differential in trading days between year-on-year periods, (ii) increase depreciation expense by (€0.9) million net to reflect purchase price accounting (PPA) adjustments to the fair value of property, plant and equipment, (iii) eliminate €12.4 million of intercompany trade between the Findus Group and Iglo Group for the nine months ended September 30, 2015, (iv) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (v) reverse a €3.6 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(c)	Adjustments to (i) reflect (€1.7) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.5 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a net €2.1 million Findus prior ownership corporate charge; and, (iv) reflect accounting policy alignment between Findus Group and Nomad Foods policies to reclassify €1.2 million of advertising and promotion expenses to revenue and increase expense by (€0.4) million, net, relating to the capitalization of new product development costs and related amortization.
(d)	Adjustment to add back a Nomad Foods €492.2 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(e)	Adjustment to add back exceptional items, which management believes do not have a continuing impact. See table ‘Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited) nine months ended September 30, 2015’ for a detailed list of exceptional items.
(f)	Adjustment of €74.4 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and to eliminate €39.2 million of non-cash foreign exchange translation charges.
(g)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles Pro Forma EBITDA and Pro Forma As Adjusted EBITDA for the nine months ended September 30, 2015 to the reported results of Nomad Foods for such period:

Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Nine Months Ended September 30, 2015

€ in millions	As reported for the nine months ended September 30, 2015	Add Iglo Group unaudited as reported for the five months ended May 31, 2015	Add Findus Group unaudited results for the nine months ended September 30, 2015			Pro Forma As Adjusted for the nine months ended September 30, 2015
(Loss)/profit before tax	(529.4)	(87.1)	11.7			(604.8)
Net financing costs	39.6	115.7	14.7			170.0
Depreciation	10.2	11.3	13.1			34.6
Amortization	0.7	1.2	1.1			3.0

EBITDA	(478.9)	41.1	40.6			(397.2)

Exceptional items:
Transactions related costs	30.0	3.8	5.8	(a	)	39.6
Purchase price adjustments to intangible assets	—	55.0	—	(b	)	55.0
Costs related to management incentive plans	1.5	22.9	—	(c	)	24.4
Investigation of strategic opportunities	2.7	1.3	—	(d	)	4.0
Cisterna fire net costs	3.6	1.3	—	(e	)	4.9
Restructuring costs	0.6	—	9.6	(f	)	10.2
Gain on purchase of La Cocinera	—	—	(11.5)	(g	)	(11.5)
Other costs	—	—	4.5	(h	)	4.5

Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption(i)						492.2
Iglo(j)						33.9
Findus(k)						0.5

Pro Forma As Adjusted EBITDA(l)						260.5

(a)	Elimination of costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo Group level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit or loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Adjustment to add back strategic review costs incurred at Iglo Group under prior ownership considered non-recurring.
(e)	Elimination of incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(f)	Add back of restructuring costs incurred by the Findus Group in relation to various countries.
(g)	Adjustment to eliminate bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera in the nine months ended September 30, 2015.
(h)	Elimination of other costs recognized by the Findus Group, mainly €3.2 million impairment of the Findus brand, recognizing the termination of sales of Findus products and associated future cashflows in the UK following the sale of the business to Nomad Foodsand€1.3 million relating to emissions permit penalties.
(i)	Adjustment to eliminate a €492.2 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(j)	Adjustments to (i) increase EBITDA by €4.3 million for the differential in trading days between year on year periods, (ii) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (iii) eliminate a €3.6 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(k)	Adjustments to reflect accounting policy alignments between Findus Group and Nomad Foods policies; specifically (i) expensing (€1.5) million of capitalized new product development costs and internal labor costs and (ii) eliminating a net €2.0 million prior ownership corporate charge.
(l)	Pro Forma As Adjusted EBITDA margin 17.0% for the nine months ended September 30, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by Pro Forma As Adjusted revenue of €1,530.9 million per page 15.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company; (v) synergies from combining the Findus and Iglo businesses and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Contact Details

Media Contact:

Arielle Patrick

Weber Shandwick

+1-212-445-8470

apatrick@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com